INNUITY, INC.
8644 154th Avenue NE
Redmond, Washington 98052
August 11, 2008
Mr. David Orlic
Special Counsel
Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Mail Stop 4561
Washington, DC 20549
Re:	Innuity, Inc. Revised Preliminary Proxy Statement of Schedule 14A (the “Proxy Statement”) Filed August 6, 2008 File No. 000-29129
Dear Mr. Orlic:
     This letter is submitted on behalf of Innuity, Inc. (the “Company”) in response to the comments of the staff of the Division of Corporation Finance set forth in your letter dated August 8, 2008, with respect to the above referenced filing. For ease of reference, the staff comments are set forth below in bold italics and the Company’s response thereto immediately thereafter.
Proposal No. 2, Approval of our Reincorporation from Utah to Washington, page 7
1. We refer to your responses to prior comment 1 of our letter dated July 22, 2008. You indicate that you believe that you do not need to present separately in your proxy statement the proposed Washington bylaws that effectively eliminates your shareholders’ ability to call a special meeting, because under the company’s current bylaws the board of directors could adopt such a provision without shareholder approval. We are unable to concur, based on the analysis provided, with your conclusion that you do not need to unbundled this proposed bylaw in your proxy statement. Whether or not required to do so, you are in fact submitting this proposed bylaw for shareholder approval, and as the provision has anti-takeover implications as disclosed in your revised filing and appears to represent a material change from your current bylaws, we continue to believe that you should present this proposal separately in the body of the proxy statement and the form of proxy. Please revise your filing accordingly, or provide us with additional analysis.
     As discussed between the Staff and the Company’s legal counsel, DLA Piper US LLP, on August 11, 2008, the Company respectfully submits to the Staff that, in accordance with Rule 14a-4(a)(3) and 14(b)(1) of the Securities Exchange Act of 1934 and the Fifth Supplement to the Division of Corporation Finance’s Manual of Publicly Available Telephone Interpretations (September 2004) (the “Telephone Interpretation”), unbundling is not required with respect to the Company’s proposed new bylaws. Specifically, the Telephone Interpretation states:
[t]he application of this guidance would not require that proposed changes to bylaw provisions that are permitted by a company’s governing instrument to be amended by the Board of Directors be unbundled.
As previously noted, the Company’s proposed new bylaws, which does not permit a shareholder to call a special meeting, represents a bylaw change that is permitted to be adopted solely by the Company’s board of directors under the Company’s current bylaws. As a result, we believe the language cited above from the Telephone Interpretation is directly applicable to the Company’s proposed new bylaws and that unbundling, therefore, is not required.
     The Company appreciates your consideration of its response. Please contact me if you have any questions or require any additional information. My direct line is (425) 968-0300, and my email is john@innuity.com.

Sincerely,
/s/ John R. Wall
John R. Wall
Chief Executive Officer

cc:	Katherine Wray, U.S. Securities & Exchange Commission Linden N. Barney, Innuity, Inc. W. Michael Hutchings, Esq., DLA Piper US LLP

2